Exhibit (a)(5)(F)

Randstad Holding nv Diemermere 25, Diemen P.O. Box 12600, NL-1100 AP Amsterdam

Press release	Date
12 August 2011
For more information
Jan-Pieter van Winsen/Machteld Merens
Telephone
+31 (0)20 569 56 23

Randstad announces early termination of HSR waiting period in relation to tender offer for shares of SFN

Following the press release of August 1, 2011 by which Randstad Holding nv (RAND.AS) announced the launch of Randstad’s recommended tender offer to all SFN Group shareholders (NYSE: SFN), Randstad Holding nv today announces that the US Federal Trade Commission communicated a grant of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), effective on August 10, 2011 with respect to Randstad’s previously announced proposed acquisition of SFN Group. Although the early termination of the HSR waiting period satisfies one of the closing conditions to the tender offer, the tender offer is still subject to other closing conditions including regulatory approval in Canada.

On August 1, 2011, Randstad, through its indirect, wholly owned subsidiaries Randstad North America LP and Cosmo Delaware Acquisition Corp., commenced a tender offer to purchase all outstanding shares of common stock of SFN at a price of $14.00 per share in cash, without interest and less any required withholding taxes. The tender offer will expire at 5:00 pm, US Eastern Time, on August 29, 2011, unless extended in accordance with the terms of the merger agreement and applicable SEC rules and regulations.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, copies of which are available by contacting the Information Agent, Georgeson Inc., at (888) 661 5651 or via the SEC’s website at www.sec.gov.

Randstad Profile

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection, and HR Solutions. The Randstad Group is one of the leading HR services providers in the world with top three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland and the UK, as well as major positions in Australia and the United States. End 2010 Randstad had approximately 27,500 employees working from close to 4,200 branches and inhouse locations in 43 countries around the world. Randstad generated a revenue of € 14.2 billion in 2010. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the NYSE Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information see www.randstad.com.

SFN Group Profile

SFN Group (NYSE:SFN) is a strategic workforce solutions company that provides professional services and general staffing to help businesses more effectively source, deploy and manage people and the work they do. As an industry pioneer, SFN Group has sourced, screened and placed millions of individuals in temporary, temp-to-hire and full-time jobs for more than 65 years. With approximately 560 locations in the United States and Canada, SFN delivers strategic workforce solutions that improve business performance. From outsourcing to technology to professional services to staffing, SFN delivers the best combination of people, performance and service to improve the way work gets done. It provides its services to over 8,000 customers, from Fortune 500 companies to a wide range of small and mid-size organizations. The company employs more than 170,000 people annually through its network and is one of North America’s largest employers. SFN provides its solutions through a family of specialized businesses: Technisource, Tatum, The Mergis Group, Todays Office Professionals, SourceRight Solutions and Spherion Staffing Services. To learn more, visit www.sfngroup.com.

Disclaimer, Securities Law Disclosure and Additional Information

This press release is for informational purposes. It does not constitute an offer to purchase or a solicitation of an offer to sell securities. Randstad North America L.P. and Cosmo Delaware Acquisition Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and SFN Group will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by SFN Group’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to SFN Group’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov.